

Mail Stop 3030

November 24, 2009

Zsolt Rumy
Chairman of the Board,
President and Chief Executive Officer
Zoltek Companies, Inc.
3101 McKelvey Road
St. Louis, Missouri 63044

> **Re:** **Zoltek Companies, Inc.**
> **Form 10-K for the fiscal year September 30, 2008**
> **Letter Dated November 13, 2009**
> **File No. 0-20600**

Dear Mr. Rumy:

      We have reviewed your letter and have the following comment. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2008

Item 1. Business, page 3

1.   We are unable to agree with your analysis provided in response to prior comment 1. Please file as exhibits your agreements with Vestas Wind Systems and Gamesa Group. In this regard, we note the disclosure on pages 5 and 39 that no other customers accounted for more than 10% of your net sales during the last three years and the size of each agreement relative to your operations.

As appropriate, please respond to the comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Tom Jones at (202) 551-3602 or me at (202) 551-3314 if you have any questions.

Sincerely,

Daniel Morris
Special Counsel